NEWS RELEASE

MEDIA ALERT: NO INTERVIEWS OR FURTHER COMMENTS WILL BE MADE AT THIS TIME.

EMPLOYERS MUTUAL CASUALTY COMPANY PROPOSES TO ACQUIRE ALL SHARES
OF EMC INSURANCE GROUP INC. COMMON STOCK IT DOES NOT OWN FOR $30 PER SHARE IN CASH

DES MOINES, Iowa Nov. 16, 2018 (GLOBENEWSWIRE) — Employers Mutual Casualty Company (EMCC) announced today that it has proposed to acquire all of the outstanding shares of common stock of EMC Insurance Group Inc. (Nasdaq: EMCI) (EMCI) that EMCC does not already own for $30 per share in cash, which represents a 26% premium over EMCI’s closing stock price on Nov. 14, 2018 and almost a 13% premium to EMCI’s book value per share.

EMCC currently owns approximately 55% of the outstanding shares of EMCI common stock.

EMCC believes that the proposed transaction is in the best interest of EMCI’s public shareholders. Given the relative limited market trading volume and illiquidity for EMCI’s stock, EMCC believes the transaction will provide EMCI’s public shareholders with immediate and complete liquidity at a significant premium to EMCI’s current share price.

EMCC expects that a special committee of independent directors of the EMCI board of directors will be formed to consider the proposed transaction, and that the special committee will be fully empowered to act on behalf, and in the best interests, of EMCI and its public shareholders, as well as retain its own independent legal and financial advisors to assist in its review of the proposed transaction. EMCC will not proceed with the proposed transaction unless it is approved by EMCI’s special committee.

EMCC is willing to engage in an open discussion with EMCI’s special committee on any alternative transaction structures or alternative transactions so desired by the special committee. In addition, EMCC’s proposed transaction will be subject to a non-waivable condition requiring approval of the proposed transaction by a majority of the shares of EMCI not owned by EMCC or EMCC’s directors or executive officers.

If EMCI’s special committee does not recommend, or the public shareholders of EMCI do not approve, of the proposed transaction, then EMCC would intend to continue as a long-term shareholder of EMCI.

While the proposal is being considered by the EMCI board of directors, business will continue as usual for EMC Insurance Companies. If the proposed transaction is eventually approved by EMCI’s board and shareholders, it should have no impact on the operations of EMC.

EMCC has engaged Foley & Lardner LLP as its legal advisor and Boenning & Scattergood as its financial advisor in connection with the proposed transaction.

Additional Information and Where to Find It
An agreement in respect of the proposed transaction described in this press release has not yet been executed, and this press release is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through materials filed with the Securities and Exchange Commission (SEC). EMCI shareholders and other interested parties are urged to read these materials if and when they become available because they will contain important information. EMCI shareholders will be able to obtain such documents (when available) free of charge at the SEC’s website, www.sec.gov.

Forward-Looking Statement
This press release contains statements regarding the proposed transaction that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws and EMCC may make related oral, forward-looking statements on or following the date hereof. Forward-looking statements, by their nature, are subject to a variety of inherent risks and uncertainties that could cause actual results to differ materially from the results projected. Many of these risks and uncertainties cannot be controlled by EMCC and include the possibility that discussions with the special committee of the EMCI board of directors may not be successful and the possibility that the proposed transaction may not be entered into or completed on the terms described in this press release or at all, including as a result of changes in the business or prospects of EMCI. Any forward-looking statements in this press release are made only as of the date of this press release. EMCC does not assume any obligation to publicly update any forward-looking statements except as required by law. No information contained on any website referenced in this press release is incorporated by reference herein.

About Employers Mutual Casualty Company
Employers Mutual Casualty Company is part of one of the top 50 insurance organizations in the country based on net written premium. EMCC was organized in 1911 to write workers’ compensation protection in Iowa. Today, operating under the trade name EMC Insurance Companies, EMC and its subsidiaries provide property and casualty insurance products and services throughout the United States and writes reinsurance contracts worldwide. EMCC is licensed in all 50 states and the District of Columbia. For more information, visit www.emcins.com.

About EMC Insurance Group Inc.
EMC Insurance Group Inc. is a publicly held insurance holding company, which was formed in 1974 and became publicly held in 1982. Its common stock trades on the Global Select Market tier of the Nasdaq Stock Market under the symbol EMCI. EMCI’s parent company is EMCC. Additional information regarding EMCI may be found at investors.emcins.com.

Media Contact:	Sandy Peddicord EMC Communications Manager-Public Relations sandy.f.peddicord@emcins.com 515-345-2008
Investor Relations:	Steve Walsh Director of Investor Relations steve.t.walsh@emcins.com 515-345-2515

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